BRF S.A.

PUBLICLY-TRADED COMPANY
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF SA ("Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that the Company's Board of Directors, at the meeting held on June 30, 2022, approved the fourth (4th) issuance of simple, non-convertible into shares, unsecured debentures, in two (2) series, for private placement ("Debentures" and "Private Placement", respectively).

The Debentures were privately placed with **VERT Companhia Securitizadora**, registered with CNPJ/ME under nº 25.005.683/0001-09 ("VERT"), linked to the issuance of agribusiness receivables certificates of the first (1st) and the second (2nd) series of the seventy-eighth (78th) issuance by VERT, backed by agribusiness credit rights arising from the Debentures, which were subject to public offering, with restricted placement efforts, under the terms of Law No. 11,076, dated as December 30, 2004, as amended, CVM Rule No. 60, dated as December 23, 2021, as amended, and CVM Rule No. 476, dated as January 16, 2009, as amended, closed on this date.

VERT subscribed, under the Private Placement, one million and seven hundred thousand (1,700,000) Debentures, being seven hundred and ten thousand (710,000) Debentures of the first (1st) series ("DI Debentures") and nine hundred and ninety thousand (990,000) Debentures of the second (2nd) series ("IPCA Debentures"), with a unit face value of R$ 1,000.00 (one thousand Reais), in a total amount of one billion and seven hundred million Reais (R$1,700,000,000.00), being seven hundred and ten million Reais (R$710,000,000.00) regarding DI Debentures and nine hundred and ninety million Reais (R$990,000,000.00) regarding IPCA Debentures. The DI Debentures will mature on July 13, 2027, and the IPCA Debentures will mature on July 13, 2032.

The transaction is in line with the strategy to lengthen the Company's debt profile in local currency, diversifying its sources of financing and optimizing the maturity/cost ratio

of its debt instruments.

São Paulo, July 13, 2022

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A